UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Compliance with Nasdaq Listing Rule 5550(b)(1)

Our securities are currently listed on the Nasdaq Capital Market. On November 27, 2024, we received a staff determination letter (the “Determination Letter”) from The Nasdaq Stock Market LLC’s (“Nasdaq”) notifying us that, among other matters, we no longer meet the minimum $2.5 million minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market set forth in Listing Rule 5550(b)(1) based on our unaudited financial statements for the six-month period ended June 30, 2024 (the “Six-Month Unaudited Financial Statements”). Pursuant to Listing Rule 5810(d)(2), this deficiency is a basis for delisting.

As we reported in our report on Form 6-k filed on October 18, 2024 containing the Six-Month Unaudited Financial Statements, our stockholders’ equity as of June 30, 2024 was approximately $(4.1) million. Subsequent to June 30, 2024, we

(i)	issued a convertible note for net proceeds of $1,340,000;

(ii)	issued ordinary shares upon the conversion of approximately $7.4 million in principal and interest on convertible notes;

(iii)	received net proceeds of approximately $6.1 million through the issuance of 1,281,836 ordinary shares pursuant to a Pre-Paid Advance Agreement entered into on June 28, 2023; and

(iv)	completed a registered direct offering in December 2024 for net proceeds of approximately $7.1 million.

As a result of the foregoing events, as of the date of this Report on Form 6-K, our stockholders’ equity is above the $2.5 million Stockholders’ Equity Requirement. Nevertheless, if deemed in compliance, Nasdaq will continue to monitor our ongoing compliance with the Stockholders’ Equity Requirement, and if we do not evidence compliance at the time of our next periodic report, we may be subject to delisting.

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-269091).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2025	By:	/s/ William J. Caragol
Chief Financial Officer

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